Exhibit 3



MORNINGSTAR CREDIT RATINGS, LLC ("MCR")

Policy and Procedure

Confidential Information and Analytical Firewall

Introduction

Morningstar Credit Ratings, LLC ("MCR") is a provider of securities analysis, market research, portfolio surveillance services, operational risk assessment services, and credit ratings. It is the intent of these Confidential Information and Analytic Firewalls Policies to (i) safeguard private clients' confidential information from being used inappropriately, (ii) protect the confidentiality of information given to MCR's analysts in connection with the rating process, (iii) ensure that analysts involved in MCR's rating process are free to express their respective opinions without being influenced by any consulting relationship that MCR may have with a client; and (iv) prevent improper exchanges of confidential information among MCR's Access Persons.

These Confidential Information and Analytics Firewalls Policies are a part of MCR's overall compliance policies and procedures relating to analyst independence and the use of confidential information. Access Persons (as defined in MCR's Code of Ethics) should also consult and observe MCR's other compliance policies and procedures, including, but not limited to, MCR's Code of Conduct and Code of Ethics. Copies of MCR's Code of Conduct and Code of Ethics are included within MCR's Form NRSRO at Exhibits 7 and 5, respectively.

MCR maintains four separate business divisions: (i) CMBS, (ii) RMBS and ABS, (iii) Operational Risk Assessment Services and (iv) Corporates and Financial Institutions. A general description of these services is available at MCR's public website at www.morningstarcreditratings.com.

Each operations or business division head determines the responsibilities and file access of each Access Person within the division. Access Persons are only granted access to the files they need for their current responsibilities. Access Persons may be temporarily, or permanently, reassigned from one to another division or group, for reasons such as a shift in client or market demand for certain services. In addition, to the extent consistent with MCR's policies and procedures and based on expertise of certain employees and to facilitate products offered within the groups, Access Persons may perform certain functions (including, serving on certain committees so long as such Access Person holds less than a majority vote on such committee) within, and/or provide certain input and skills to, another group (collectively, a "Multiple Division Service Employee"), provided that, (a) no such functions, input, skills or services across divisions or groups shall (i) impede the independence of any analyst or credit rating analysis, ranking or assessment, as applicable, (ii) result in any client of another division or group receiving any confidential information from another division or group, or (iii) create any actual or potential conflict (unless identified to and approved by the Compliance Department); and (b) no such practices shall violate applicable laws, rules, regulations or client contracts. The Compliance Department shall be notified of all proposed reassignments and assignments utilizing Multiple Division Service Employees by Analytical Group Head(s) of the division(s) requesting such reassignments or assignments. As necessary, the Compliance Department will develop internal protocols and procedures to address any conflicts of interest and needs for additional monitoring or controls that arise from these reassignments or Multiple Division Service Employee assignments. The Compliance Department may limit the number of Access Persons who can

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participate in any ongoing Multiple Division Service Employee assignment.

Confidential Information: Definition, Policies and Procedures

Any reference to "confidential information", "confidential" or words of similar import shall mean: (a) information received by MCR's Access Persons from an issuer or other arranger or its accountants, attorneys, advisors or other persons on behalf of the issuer or other arranger, that has been marked "Proprietary and Confidential" (or similarly marked) or in respect of which MCR has received from the issuer specific written notice of its proprietary and confidential nature; (b) credit ratings, other opinions, surveillance, research, analysis, reports and similar items that have been developed by MCR, but have not yet been published by MCR; (c) information provided by a client of MCR to MCR regarding the client's investment holdings, procedures and guidelines and similar or related information that has been marked "Proprietary and Confidential" (or similarly marked) or in respect of which MCR has received from the client specific written notice of its proprietary and confidential nature; and (d) material, nonpublic information received by MCR in conjunction with the preceding items (a) through (c) and as defined and discussed in MCR's Code of Ethics, Section III.D.

Notwithstanding the preceding paragraph, information is not deemed to be confidential information if it:

a. was substantially known to MCR at the time of such disclosure;

b. was available publicly (whether via subscription or otherwise) at the time of or prior to such disclosure;

c. becomes known to the public (other than by MCR's act) subsequent to such disclosure;

d. is disclosed lawfully to MCR by a third party subsequent to such disclosure;

e. is developed independently by MCR and MCR does not expressly include such confidential information in providing such independently developed information;

f. is approved for disclosure by the provider of the information;

g. is required to be disclosed by law, rule or regulation or is disclosed at the request of any governmental agency or authority; or

h. specifically with respect to ratings, other opinions and identifiers, surveillance, research, analysis, reports and similar items:

i. was known to investors at the time of such disclosure, including, without limitation, through the dissemination of preliminary offering materials and/or reports that reference such information or related information;

j. is approved in writing by the issuer, arranger, client, or their agent, including without limitation, through any engagement letter executed by MCR and issuer, arranger or client, for disclosure and/or is not expressly precluded in writing by the arranger from disclosure (so long as MCR has not reasonably objected to such preclusion for regulatory reasons);

k. is required to be disclosed by law, rule or regulation or is disclosed at the request of any governmental agency or authority, including, without limitation, any laws, rules or regulations which may require a rating agency to provide analysis and information related to a rating and any reports related thereto; or

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I. is information, provided in or forming part of, the related deal report or presale report produced by MCR in rating or performing surveillance of a transaction, so long as such report is distributed by MCR after the preliminary offering circular or analogous offering materials are printed and such information is necessary, as determined by the related MCR rating committee for understanding of the ratings and related analysis.

Every MCR Access Person who receives confidential information must follow all precautionary measures prescribed by MCR's internal control policies and procedures to safeguard confidential information. More specifically, with respect to each of MCR's business groups:

a. **MCR's Credit Ratings Groups:** Except for disclosures to MCR Access Persons who have a legitimate business need to know the information or as required by MCR policy or applicable law or regulation,

   i. For transactions in surveillance, the ratings groups may not share confidential information (i) received by such group, or (ii) developed, but not yet published by such group, such as unpublished rating actions, other opinions and identifiers, surveillance, research, analysis, reports and similar items with anyone until such time as (a) with respect to (ii), such information is published to MCR's subscribers and/or (b) with respect to (i) and (ii), otherwise made public or not "confidential" as set forth above.

   ii. For new issue transactions, the ratings group may not share confidential information about a pending transaction, by an issuer or other arranger or its accountants, attorneys, advisors or other persons on behalf of the issuer or other arranger, or developed, but not yet published, by such group, until such time as any preliminary offering materials are disseminated by the arranger or other relevant party related to such information, such information is public and/or such information is otherwise made public or not "confidential" as set forth above.

   Further, when MCR receives confidential information provided by an issuer, arranger or its accountants, attorneys, advisors or other persons on behalf of the issuer or arranger, or by servicer, special servicer and/or trustee, such confidential information must be kept confidential in accordance with any and all confidentiality agreements to which MCR has agreed to be legally bound and subject to with respect to such information.

   MCR may also use any such information for research, analytical and modeling purposes, and reports based thereon, provided that any confidential information is not presented in a way that reveals the confidential information.

b. **Operational Risk Assessment Services** group may not share confidential information (i) received by the group from a servicer or other deal participant or from accountants, attorneys, advisors or other persons on behalf of the servicer or other deal participant in conjunction with its rankings or assessments, or (ii) confidential information developed by such group, such as unpublished rankings or assessments, research, analysis, reports and similar items, in each case, with anyone until such time as such information is (a) with respect to (ii), published to MCR's subscribers or (b) with respect to (i) and (ii), otherwise made public or not "confidential" as set forth above, in each case, except for disclosures to MCR's Access Persons who have a legitimate business need to know the information (including, but not limited to, the credit analysts of such rating group(s) that may consider a ranking or assessment of a servicer by the Operational Risk Assessment Services group in determining or monitoring a rating, or Multiple Division Service Employees, in accordance with the terms hereof and MCR's policies and procedures), and/or as required by applicable MCR policy or laws and regulations. Further, when MCR receives confidential information from servicers or other participants in finance transactions (such as loan originations and structured finance transactions) or from

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accountants, attorneys, advisors or other persons on behalf of such parties, such confidential information must be kept confidential in accordance with any and all confidentiality agreements to which MCR has agreed to be legally bound and subject to with respect to such information.

MCR may also use any such information for research, analytical and modeling purposes, and reports based thereon, provided that any confidential information is not presented in a way that reveals the confidential information.

c.   **Internal Outsourcing:** MCR analytical groups may use approved internal outsourcing resources provided by other Morningstar divisions. MCR differentiates between other Morningstar divisions which may participate in determining credit ratings ("Approved Participants") and other Morningstar divisions which produce analysis that may be used as an input into a credit rating, but do not participate in determining credit ratings ("Approved Input Providers"). Currently, the only Approved Participants are certain employees of Morningstar India. Approved Participants adhere to MCR's applicable policies and procedures and, as such, may receive confidential and material nonpublic information where there is a legitimate business need. Approved Input Providers (e.g., Morningstar Equity Research) do not participate in determining credit ratings and therefore do not have a legitimate business need to know confidential or material nonpublic information. Approved Input Providers may provide information to MCR analytical groups and may present their analysis to MCR analysts. However, MCR Access Persons may not share confidential or material nonpublic information with Approved Input Providers. An Approved Input Provider must not receive any MCR analytical materials, that contains material nonpublic information, and must not be present during any credit rating committee discussions that touch upon confidential or material nonpublic information.

d.   **Subscription Products:** SEC rules prohibit the selective disclosure of material nonpublic information. Material nonpublic information may be defined as nonpublic information which may impact a reasonable investor's decision to buy, sell or hold a security. MCR publishes credit ratings data and information on subscription platforms which may, or may not, be derived from nonpublic information. Where content is derived from nonpublic information, there is an elevated risk that the publication may contain material nonpublic information.

Ratings Action, Outlook or Under Review Status

Regardless of whether MCR is paid by the issuer to issue a credit rating, MCR's publications containing: (i) ratings actions and (ii) indications of the direction of a future ratings action (defined as the assignment of, or revision to, a ratings Outlook or Under Review status) must be treated as potential material nonpublic information. As such, MCR will make available its Ratings Actions, Outlook or Under Review Status on MCR's public website at the same time as, or prior to, publication on a subscription platform. It is permissible to make additional commentary available only on a subscription platform, provided that such commentary does not include issuer confidential information or material nonpublic information.

Publications that do not mention a Ratings Action, Outlook or Under Review

Unsolicited Ratings- Where MCR's credit rating analysis is based solely on publicly available information, commentary pertaining to company, industry or market developments which are not sufficiently material to result in either a ratings action or an assignment of / revision to an Outlook or Under Review status (based on our published criteria) may be published on a subscription platform without achieving broad public dissemination.

Issuer Paid Ratings- Where MCR has received issuer confidential information in connection with its credit rating

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analysis, commentary pertaining to company, industry or market developments which are not sufficiently material to result in either a ratings action or an assignment of / revision to an Outlook or Under Review status (based on our published criteria) may be published on a subscription platform without achieving broad public dissemination only if such commentary is not based on / does not include issuer confidential or material nonpublic information.

If an Access Person needs more information or advice related to the existence or content of any confidentiality agreements with respect to any MCR clients, the Access Person should contact MCR's Legal and/or Compliance Departments before presuming any information is non-confidential.

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Analytic Firewalls Policy

Divisional Firewalls. An analyst within a division or group may not share any confidential information with other divisions or groups within MCR (other than (Multiple Division Service Employees in accordance with the terms hereof and MCR's policies and procedures) or discuss the deliberations relating to, or confidential information used in determining, credit ratings, rankings or assessments with other MCR Access Persons who are not involved in the same analytical or rating process (other than (i) Multiple Division Service Employees in accordance with the terms hereof and MCR's policies).

Consulting Services. No analyst may participate in consulting services if that analyst is involved in any credit rating processes (other than Multiple Division Service Employees in accordance with the terms hereof and MCR's policies and procedures), or participates or votes on any credit rating committee, or has responsibility for participating in determining credit ratings or for developing or approving procedures or methodologies used for determining credit ratings, including qualitative and quantitative models unless pre-approved by Compliance.

Separation of Sales & ***Marketing from Credit Rating Analytics.*** No credit analyst shall be directly involved with any negotiations, discussions or arrangements for any fees or other compensation from any arranger, subscriber, or other client if that analyst is involved in any credit rating processes, or participates or votes on any credit rating committee, or has responsibility for participating in determining credit ratings or for developing or approving procedures or methodologies used for determining credit ratings, including qualitative and quantitative models. All analytical decisions with respect to credit ratings and developing procedures and methodologies with respect to determining credit ratings will be outside the presence of Sales & Marketing Access Persons (which includes Issuer & Investor Relations personnel). All fee arrangements and engagement terms will be determined by the Sales & Marketing Access Persons. Because MCR cannot prevent in all cases its clients from raising issues related to fees, analytical employees are required to refer all inquiries related to fees or other commercial terms to engagements for credit rating services to the relevant Sales & Marketing Access Person.

Analytical employees may attend meetings, calls or other discussions with issuers, arrangers, subscribers, or other clients or potential clients for the purpose of discussing analytical components of a product, methodologies, criteria and credit considerations. At such meetings, calls or discussions, no fee discussions or negotiations of engagement terms or new business may occur while analytical employees are present. Therefore, analytical employees must excuse themselves from such meetings, calls or other discussions, if such discussions or negotiations are initiated. Sales & Marketing Access Persons should not initiate fee discussions or negotiations of engagement terms or new business, with analytical employees present. Sales & Marketing Access Persons must ask such analytical employees to leave these meetings, calls or other discussions before initiating any such discussions or negotiations or once these discussions are raised by clients or potential clients.

MCR's accounting Access Persons may only provide information concerning individual fees for subscribers, issuers, transactions and other credit rating clients to Sales & Marketing Access Persons and the Legal and Compliance Departments, as requested.

From time to time, accounting and/or Sales & Marketing Access Persons may meet with analytical staff to prepare budgets, to determine capacity issues, and to discuss information and regulatory requirements that may affect the terms of an engagement or fee schedules. Accounting and Sales & Marketing Access Persons are prohibited from providing fee information in these meetings or discussions, but can solicit information from analytical staff to determine whether current engagement terms (including obligations to provide certain information to conduct future surveillance) and fees remain appropriate and whether the proposed engagements are within the scope and budget of the analytical group.

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Access Persons are subject to MCR's policy on safeguarding information contained in its Code of Ethics. Each group must take precautions set forth therein order to avoid the dissemination of information between these groups.

Certain Conflicts of Interest. No MCR Access Person shall allow the commercial or personal relationship between MCR and any third party to influence their opinion or use such relationship to try to influence the opinion of an analyst who is involved in any credit rating processes, or participates or votes on any credit rating committee, or has responsibility for participating in determining credit ratings or for developing or approving procedures or methodologies used for determining credit ratings, including qualitative and quantitative models, or who is involved in any rankings or assessments, or participates or votes on any ranking or assessment committee, or has responsibility for participating in determining rankings or assessments or for developing or approving procedures or methodologies used for rankings or assessments. Access Persons must disclose to the Compliance Department any potential conflict of interest, not otherwise specifically enumerated in this policy or MCR's Code of Ethics and Code of Conduct. This can include personal or business relationships with, and/or business interests in issuers, arrangers, subscribers or other clients of MCR. The Compliance Department will determine whether a conflict exists and determine the appropriate action to be taken. The Compliance Department can recommend, among other things, the divesting of certain business interest or the recusal of an analyst from a committee vote.

Application of These Policies

These policies are intended to be complementary to all other policies and procedures adopted by MCR. Access Persons who have questions on interpretation or application of these policies should contact the Compliance Department. In the event the terms hereof conflict with MCR's "Confidential Information and Analytic Firewalls Policies," the "Morningstar Credit Ratings, LLC Code of Conduct" and/or MCR's other policies and procedures, such conflicts shall be addressed by the Compliance Department.